Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Cronos Group and Ginkgo Bioworks Announce Achievement of Equity Milestone in Partnership to Produce Cultured Cannabinoids

By achieving commercial scale production of CBG, the companies are on track to enable access to rare cannabis molecules

August 23, 2021 07:30 ET | Source: Cronos Group Inc.

TORONTO and BOSTON, Aug. 23, 2021 (GLOBE NEWSWIRE) — Cronos Group, Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group”), an innovative global cannabinoid company, and Ginkgo Bioworks (“Ginkgo”), which is building the leading horizontal platform for cell programming, today announced the achievement of the first target productivity milestone in their partnership to produce eight cultured cannabinoids. Ginkgo, which recently announced a business combination with Soaring Eagle Acquisition Corp. (NASDAQ: SRNG), serves customers across industries seeking to develop new and better products using biology. Using Ginkgo’s platform for organism design and development, Cronos Group has successfully achieved the productivity target for cannabigerolic acid (CBGA), which will support the Cronos Group’s planned CBG product launch this fall.

Launched in 2018 with the goal of accessing rare molecules in the cannabis plant in order to create innovative and differentiated products that would otherwise be cost-prohibitive, the partnership between Cronos Group and Ginkgo aims to develop eight molecules. The program convenes Cronos Group’s deep understanding of the biological structure and function of cannabinoids with Ginkgo’s unparalleled experience designing microorganisms for the production of cultured products across pharmaceuticals, agriculture and more.

“As leading companies in our respective industries, Cronos Group and Ginkgo are uniquely positioned to elevate the cannabis industry through cannabinoid and product innovation to unlock the next generation of its potential,” said Kurt Schmidt, President and CEO of Cronos Group. “Ginkgo’s platform enables companies across a multitude of industries to reach their customers with better products. We are proud to use our combined capabilities to make the benefits of cannabinoids more accessible to consumers.”

“Cell programming can enable access to rare and important molecules found in nature, such as cannabinoids, and we’re proud to be able to help many different companies across industries develop strategies for using biology to innovate new products,” said Jason Kelly, CEO and Co-Founder of Ginkgo Bioworks. “We’re thrilled to see the progress our partnership with Cronos Group has made in the three years we have been working together and consider it a demonstration of how much can be accomplished when a leading-edge company applies our platform.”

As a result of the achievement of the final productivity target for CBGA, Cronos Group will issue to Ginkgo approximately 1.5 million common shares.

About Cronos Group Inc.

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, two adult-use brands, COVE™ and Spinach, and three hemp-derived CBD brands, Lord Jones™, Happy Dance™ and PEACE+™. For more information about Cronos Group and its brands, please visit: www.thecronosgroup.com.

MEDIA CONTACT:

media.relations@thecronosgroup.com

INVESTOR CONTACT:

investor.relations@thecronosgroup.com

About Ginkgo Bioworks

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo has also actively supported a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with

Soaring Eagle Acquisition Corp. (Nasdaq: SRNG), which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The transaction is expected to close in the third quarter of 2021, subject to regulatory and shareholder approvals, and other customary closing conditions. For more information, visit www.ginkgobioworks.com.

MEDIA CONTACT:

press@ginkgobioworks.com

INVESTOR CONTACT:

investors@ginkgobioworks.com

Forward-Looking Statements of Cronos Group

This press release may contain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Statements”), which are based upon our current internal expectations, estimates, projections, assumptions and beliefs. All information that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussion of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-Looking Statements include, but are not limited to, statements with respect to: Cronos Group’s expectations regarding the potential success of, and the costs and benefits associated with, its partnership with Ginkgo; expectations about the development of the cannabis industry and potential demand for cultured cannabinoids; Cronos Group’s commercialization and planned CBG product launch this fall; the partnership’s aim to develop eight cultured cannabinoids, of which CBGA would be the first to be commercialized this year; Cronos Group and Ginkgo’s positioning to elevate the cannabis industry through cannabinoid and product innovation to unlock the next generation of its potential; the use of Cronos Group and Ginkgo’s combined capabilities to make the benefits of cannabinoids more accessible to consumers; and Cronos Group’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking Statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, financial results, results, performance or achievements expressed or implied by those Forward-looking Statements and the Forward-looking Statements are not guarantees of future performance. A discussion of some of the material risks applicable to Cronos Group can be found in Cronos Group’s Annual Report on Form 10-K for the year ended December 31, 2020, Cronos Group’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 and Cronos Group’s Quarterly Report on Form 10-Q for the period ended June

30, 2021, each of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. Any Forward-looking Statement included in this press release is made as of the date of this press release and, except as required by law, Cronos Group disclaims any obligation to update or revise any Forward-looking Statement. Readers are cautioned not to put undue reliance on any Forward-looking Statement.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend of Ginkgo and SRNG

This press release also contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the Transaction, the anticipated timing of the Transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “potential,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the Transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed Transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed Transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed Transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any Forward-Looking Statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information Relating to Ginkgo and SRNG and Where to Find It

This press release describes a proposed Transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a Proxy Statement on August 13, 2021 (the “Proxy Statement”). The Proxy Statement has been sent to all SRNG shareholders of record as of the close of business on August 10, 2021 (the “Record Date”). SRNG also will file other documents regarding the proposed Transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transaction as they become available because they will contain important information about the proposed Transaction.

Investors and security holders may obtain free copies of SRNG’s proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed Transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.